Exhibit 99.1

ARBE ROBOTICS LTD

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAERHOLDERS

Dear Arbe Shareholders:

We cordially invite you to attend our 2022 Annual General Meeting of Shareholders of Arbe Robotics Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on Thursday, June 16, 2022. The Meeting will solely be held virtually via audioconference at https://www.cstproxy.com/arberobotics/2022 and without physical presence of shareholders or their representatives.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

1.	Election of Class I Directors: Election of each of Mr. Ehud Levy, Dr. Noam Arkind and Mr. Alexander Hitzinger as Class I directors of the Company, to serve approximately three-years until the Company’s annual general meeting of shareholders to be held in 2025 and until their respective successors is duly elected and qualified;

2.	Non-Executive Director Remuneration: Approval of director remuneration for non-executive members of the Board of Directors, and for certain directors who are industry experts;

3.	Executives Compensation: Approval of an amendment to the employment terms of each of (a) Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board and (b) Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board, including the grant of an equity-based award and a special cash bonus; and

4.	Appointment of Independent Auditors: Approval of the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and until the Company’s 2023 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix such accounting firm’s annual compensation.

Members of the Company’s management will be available at the Meeting to discuss the Company’s audited financial statements for the year ended December 31, 2021.

The Board unanimously recommends that you vote in favor of each of the proposals 1-4, which will be more fully described in the Company’s proxy statement.

We know of no matters to be submitted at the Meeting other than as specified herein.

The record date for the Meeting is May 17, 2022 (the “Record Date”). Only shareholders of record at the close of business on that date are entitled to notice of and to vote at the Meeting or any adjournments, postponements, or continuations thereof.

Information as to attendance at the meeting and the voting procedures will be set forth in the Company’s proxy statement, which, together with the proxy card, will be made available to shareholders and posted on the Company’s website in advance of the meeting.

Thank you for your ongoing support of, and continued interest in Arbe.

Sincerely,

Yair Shamir

Chairman of the Board

Kobi Marenko

Chief Executive Officer	May 12, 2022

ARBE ROBOTICS LTD.

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 16, 2022

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.000216 per share (the “Ordinary Shares”), of Arbe Robotics Ltd. (“we” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company and any adjourned meeting thereof (the “Meeting”) to be held on Thursday, June 16, 2022, virtually at 4:00 p.m. (Israel time), which is 9:00 a.m. Eastern Daylight Time. You can attend the Meeting via audioconference at https://www.cstproxy.com/arberobotics/2022 as a guest or by entering your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

1.	Election of Class I Directors:

(a)	Approval of election of Mr. Ehud Levy as a Class I director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified;

(b)	Approval of election of Dr. Noam Arkind as a Class I director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified;

(c)	Approval of election of Mr. Alexander Hitzinger as a Class I director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified;

2.	Non-Executive Directors Remuneration:

(a)	Approval of director remuneration for non-executive members of the Board of Directors (“Board”);

(b)	Approval of compensation terms of Mr. Thilo Koslowski for his service as a member of the Board, including the grant of an equity-based award;

(c)	Approval of compensation terms of Mr. Alexander Hitzinger for his service as a member of the Board, including the grant of an equity-based award;

3.	Executives Compensation:

(a)	Approval of an amendment to the employment terms of Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board, including the grant of an equity-based award and a special cash bonus;

(b)	Approval of an amendment to the employment terms of Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board, including the grant of an equity-based award and a special cash bonus; and

4.	Appointment of Independent Auditors: Approval of the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and to authorize the Board to fix such accounting firm’s annual compensation.

In addition, at the Meeting. members of the Company’s management will be available to discuss the Company’s audited financial statements for the year ended December 31, 2021, which are included in the Company’s annual report on Form 20-F.

The Company knows of no other matters to be submitted at the Meeting.

By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed or electronic proxy submission, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. If no instructions are given and the proxy is signed, the proxy will be voted in favor of all of the Resolutions. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

How You Can Vote

You can vote either virtually at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting, as follows, by no later than 11:59 p.m., Eastern time, on June 15, 2022, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by any proxy received after the times specified above will not be counted as present at the Meeting and will not be voted:

By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the Meeting website at https://www.cstproxy.com/arberobotics/2022, as a guest or by entering your 12-digit control number located on the enclosed proxy card in order to submit questions and vote online. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers Internet voting, you should follow the instructions given by such brokerage firm, bank or similar organization in order to submit your proxy over the Internet.

By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You need to sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” your brokerage firm, bank or other similar organization will provide you with instructions as to how to vote your shares.

By E-mail – If you are a shareholder of record, you can submit a proxy by completing, dating, signing and e-mailing your proxy card to proxy@continentialstock.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers voting by e-mail, you may follow the voting instruction form given by such brokerage, bank or similar organization in order to submit a proxy.

Any proxy may be revoked at any time prior to its exercise, by the substitution of a new proxy bearing a later date or by a revocation of the proxy at the Meeting.

Detailed proxy voting instructions are also provided on the enclosed proxy card, including for voting by Internet.

How to Attend the Meeting

If you intend to attend the Meeting, you can attend via audioconference at https://www.cstproxy.com/arberobotics/2022 as a guest or with your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

Please read this proxy statement carefully to ensure that you have proper evidence of share ownership as of May 17, 2022, which is the record date for this meeting, as we will not be able to accommodate guests without such evidence at the Annual General Meeting.

Details regarding how to attend the Annual General Meeting and the business to be conducted at the Annual General Meeting are also described in the accompanying proxy card.

Record Date

This Proxy Statement and the enclosed form of proxy card is being provided to shareholders of record on the close of business of Tuesday, May 17, 2022, which is the record date (the “Record Date”) for shareholders entitled to notice and to vote at the Meeting. This proxy statement and the proxy card will also be available on our transfer agent’s website at https://www.cstproxy.com/arberobotics/2022.

Shareholders Entitled to Vote

Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote at the Meeting. The Company had 63,141,012  Ordinary Shares issued and outstanding as of the Record Date, each of which is entitled to one vote on each matter to be voted on at the Meeting. The presence, virtually or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, ordinary shares subject to abstentions or to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Ordinary Shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting without receipt of voting instructions from beneficial owner (other than with respect to certain routine proposals). The only matter being presented at the Meeting on which brokers may vote without instructions from the beneficial owners is the approval of the auditors. With respect to all other matters, unless a shareholder whose shares are held in street name instructs the broker or bank as to how the shares should be voted, the brokerage firm or bank will not vote the shares.

If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, June 24, 2022, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Votes Required

The affirmative vote of a majority of the Ordinary Shares of the Company represented and voting thereon at the Meeting is necessary for the approval of all proposals on the agenda, provided however, that with respect to the approval of Proposal 3(a) with respect to the compensation terms of our CEO, that majority includes at least (i) a majority of the votes cast by shareholders who are not Controlling Shareholders (as defined below) of the Company and do not have a Personal Interest (as defined below) in approving the proposal, who are present and voting (abstentions are disregarded); or (ii) the total number of votes cast held by the shareholders who are not Controlling Shareholders of the Company and do not have a Personal Interest in approving the proposal that are voted against the proposal constitute two percent (2%) or less than of the total voting rights in the Company (the “Compensation Majority”).

When voting, Israeli law requires that each shareholder voting on Proposal 3(a) is required to indicate whether or not he or she is a Controlling Shareholder and to indicate in the appropriate place in the proxy if the shareholder has a Personal Interest in the proposed resolution. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card the foregoing, then the vote on the applicable item will not be counted.

For these purposes, under the Israeli Companies Law a “Controlling Shareholder” is generally any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person or legal entity is presumed to be a Controlling Shareholder if he/she or it holds (i) 50% or more of the right to vote at a general meeting of the Company, or (ii) 50% or more of the right to appoint directors or its chief executive officer. For certain purposes, including with respect to the approval of certain related party transactions, a shareholder holding 25% or more of the voting rights of a company would also be deemed a ‘controlling shareholder,’ provided that, there is no other person who holds more than 50% of the voting rights of such company.

Under the Israeli Companies Law, the term “Personal Interest” includes a shareholder’s personal interest in the approval of an action or a transaction of a company, not including any interest arising solely from holding the company’s shares, but including (i) the personal interest of his/her immediate family, spouses, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons; and (ii) a personal interest of an entity in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, or owns five percent (5%) or more of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer. In addition, under the Israeli Companies Law, in case of a person voting by proxy for another person, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

As of the date of this Proxy Statement, the Company is not aware of any controlling shareholders as such term is defined for purposes of the Israeli Companies Law. Accordingly: (a) the Company believes that all of its shareholders should mark “NO” in the appropriate place on the proxy (or in their electronic submission) with regard to them being controlling shareholder; and (b) the Company believes that only a few of its shareholders may have Personal Interest with regard to Proposal 3(a) and that its shareholders should generally mark “NO” in the appropriate place on the proxy (or in their electronic submission) with regard to Proposal 3(a) (other than a small number of shareholders as aforementioned who were already acknowledged of their Personal Interest).

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of May 17, 2022, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of 5% or more of the Company’s outstanding Ordinary Shares, each of the Company’s chief executive officer and chief financial officer, each director and all directors and senior management as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners and filed with the SEC, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of May 17, 2022 through the exercise of any option, warrant, convertible security or other right.

The shareholders’ holdings reflect their voting rights. Each shareholder has one vote for each ordinary share owned on the Record Date.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned
Directors and Senior Management:	Number of Ordinary Shares Beneficially Owned	Percentage
Kobi Marenko(2)	3,756,761	5.95%
Noam Arkind(3)	2,854,015	4.52%
Oz Fixman(4)	2,854,014	4.52%
Karine Pinto-Flomenboim(5)	-	0%
Ehud Levy(6)	9,036,429	14.31%
Yair Shamir(7)	4,612,586	7.31%
Mor Assia(8)	6,438,512	10.20%
Boaz Schwartz(9)	184,013	*
E. Scott Crist(10)	5,357,980	8.09%
Thilo Koslowski	-	0%
Alexander Hitzinger	-	0%
All directors and Senior Management as a group	35,862,098	53.49%

Five Percent Holders:
Canaan Partners Israel (CPI) (Cayman) L.P.(11)	9,036,429	14.31%
iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment(12)	6,438,512	10.20%
CEL Catalyst Mobility Ltd.(13)	4,612,586	7.31%
M&G Investment Management Limited(14)	3,730,649	5.91%

*	Less than 1%

(1)	Unless otherwise noted, the address for each named beneficial owner is c/o Arbe Robotics Ltd., 107 HaHashmonaim St., Tel Aviv-Yafo, Israel.

(2)	Consists of 2,849,482 Ordinary Shares held directly by Mr. Marenko, 4,765 ordinary shares subject to options and 902,514 ordinary shares held by Inter, which is owned by Mr. Marenko, who has the right to vote and dispose of shares owned by Inter.

(3)	Consists of 2,849,482 ordinary shares held directly by Dr. Arkind and 4,533 ordinary shares subject to options.

(4)	Consists of 2,849,482 ordinary shares held directly by Oz Fixman and 4,533 ordinary shares subject to options.

(5)	Entitled to options and RSUs which has not yet been vested.

(6)	Consists of ordinary shares identified in footnote (11) below. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Caanan Partners except to the extent of his pecuniary interest therein.

(7)	Consists of ordinary shares identified in footnote (13) below. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. but disclaims any beneficial ownership of the reported shares except to the extent of his pecuniary interest.

(8)	Consists of ordinary shares identified in footnote (12) below. Ms. Assia is affiliated with iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment and may be deemed to have beneficial ownership with respect to these shares. Ms. Assia disclaims beneficial interest in the shares owned by iAngels except to the extent of her pecuniary interest therein.

(9)	Consists of: (i) 170,414 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which Account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, among others, is an indirect beneficiary, and (ii) 13,599 ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz has joint control and may only act with the vote of one or more of the other members of the Investment Committee.

(10)	Percentage as adjusted includes (i) 1,905,900 ordinary shares issued pursuant to the Merger to Industrial Tech Partners, LLC, the sponsor of ITAC (the “Sponsor”) in respect of ITAC Class B Common Stock owned by the Sponsor, (ii) 340,000 ordinary shares owned by Texas Ventures, and (iii) 3,112,080 ordinary shares issuable upon exercise of private warrants held by the Sponsor. Mr. Crist disclaims any beneficial ownership of the reported shares other than to the extent of his pecuniary interest.

(11)	Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St., Tel Aviv, Israel.

(12)	Represent shares held by iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels Crowd Ltd. (“iAngels General Partner”) is the general partner of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels General Partner has the power to direct iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is comprised of Ms. Mor Assia, Mrs. Shelly Hod Moyal and Mr. David Assia, and each member of the Investment Committee has shared voting and investment power over the shares. Each member of the Investment Committee disclaims any beneficial ownership of the reported shares other than to the extent of her or his pecuniary interest. The business address of each of the foregoing persons is c/o iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment, 18 Rothschild St., Tel Aviv, Israel.

(13)	CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd., 28 Haarbaa St., Tel Aviv, Israel, 6473925.

(14)	Carl Vine, as fund manager, has the right to vote and dispose of shares owned by M&G Investment Management Limited. The address of M&G is 10 Fenchurch Avenue, EC3M 5AG, London UK.

PROPOSAL 1.

ELECTION OF CLASS I DIRECTORS

(Items 1(a)-1(c) on the proxy card)

Background

The Company’s Articles of Association provides that the number of Directors shall be not less than three but no more than nine. There are currently nine members of the Board. The Board of Directors is classified into classes of directors as follows:

Name	Age	Term Expires
Class I
Ehud Levy, Class I	56	2022
Noam Arkind, PhD, Class I	35	2022
Alexander Hitzinger, Class I	50	2022
Class II
Mor Assia, Class II	39	2023
Boaz Schwartz, PhD, Class II	59	2023
Thilo Koslowski, Class II	51	2023
Class III
Yair Shamir, Class III	76	2024
E. Scott Crist, Class III	56	2024
Kobi Marenko, Class III	49	2024

Election of Class I Directors

The term of the Class I Directors will expire at the Meeting and successor Class I Directors shall be elected at the Meeting to serve until the annual general meeting in 2025. Therefore, the Nominating and Corporate Governance Committee of the Board recommended the re-election each of our current Class I directors, Messrs. Ehud Levy, Dr. Noam Arkind and Alexander Hitzinger. If elected at the Meeting, each of the nominees will serve for approximately three years, until the annual general meeting of shareholders to be held in 2025, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law. Ehud Levy, the chairperson of the Nominating Committee, did not participate in the discussion and applicable vote regarding his election.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he is willing, able and ready to serve as a Class I director if elected. Additionally, in accordance with the Israeli Companies Law, each of the nominees has certified to us that he meets all the requirements of the aforesaid Companies Law for election as a director of a public company, possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and needs of our Company.

We do not have any arrangements, understandings or agreements with respect to the election of any of the nominees at the Meeting. Each of Ehud Levy and Alexander Hitzinger are independent under Nasdaq corporate governance rules.

Biographies of Nominees

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Ehud Levy

Mr. Levy was appointed as a director on March 29, 2016. Mr. Levy serves as the Chairman of the Company’s Nomination and Corporate Governance Committee. In addition, Mr. Levy is the Managing General Partner of Canaan Partners Israel, a Venture Partner with Lenovo Capital heading its investment opportunities in Israel, and an active private investor in tech companies operating as a partner with Kaedan Capital. Prior to these activities, Mr. Levy was a Managing Partner at Vertex VC for seven years. Among other successful investments, Mr. Levy identified Waze as a bright star from the start, leading the first investment round in the company and serving on its board of directors until its acquisition by Google for over $1 billion. Previously, Mr. Levy co-founded and served as Chairman and CEO of Ki-Bi Mobile Technologies and led the business from concept to commercial success, an IPO in London and eventual acquisition. Earlier, Mr. Levy served as COO and CFO of Telegate, a telecommunications company, where he was responsible for a restructuring plan leading to the successful acquisition of the company. Prior to Telegate, Mr. Levy was an investment banker in New York and Tel Aviv. Mr. Levy holds a BSc in Computer Engineering (with honors) from the Technion in Israel, and an MBA from Columbia Business School, New York.

Noam Arkind, PhD

Dr. Arkind is a co-founder of the Company and has served as a director and our Chief Technology Officer since inception on November 4, 2015. Dr. Arkind has over 10 years of experience in R&D and holds a Ph.D. in Applied Mathematics from the Robotics Lab at Weizmann Institute of Science. Prior to founding our Company, from 2013 to 2015, Dr. Arkind led the algorithm development at Taptica and the Space IL control system. Dr. Arkind holds a B.Sc. in Applied Mathematics from Bar Ilan University, a M.Sc. and PhD in Mathematics and Computer Science from the Weizmann Institute of Science.

Alexander Hitzinger

Mr. Hitzinger was appointed by the Board as a director on May 2, 2022. Mr. Hitzinger has over 20 years of experience in the engineering and automotive fields and has served in various leading managerial positions. Mr. Hitzinger served as SVP of Autonomous Driving and as member of the Management Board of Commercial Vehicles at Volkswagen AG, leading the field of R&D. In addition, Mr. Hitzinger served as the CEO of Artemis GmbH, a wholly owned subsidiary of the Volkswagen Group, where he was the Chief Architect of the revolutionary new vehicle concept for next generation autonomous mobility for their flagship-product Audi Landjet. In addition, Mr. Hitzinger serves as a board member and advisor for TAU Motors and for multiple other technology companies in the United States and Israel. Prior to his current activities, from 2016 to 2019, Mr. Hitzinger served as Head of Product Design for Autonomous Transportation at Apple and from 2011 to 2016 as the Technical Director and Chief Engineer of the Porsche LMP1 project. From 2006 to 2011, Mr. Hitzinger was the Head of Advanced Technologies for Red Bull Technology. From 2000 to 2006, Mr. Hitzinger served as the Head of WRC Development and later on as Head of Formula 1 Development for Cosworth. From 1997 to 2000, Mr. Hitzinger worked as a development engineer for Toyota Motorsport. Mr. Hitzinger holds an MBA from Warwick University and a BME from the University of Applied Science Landshut.

Subject to the approval of Proposal 2(a), Mr. Levy’s compensation as a member of the Board is an annual fee of $30,000. Subject to the approval of Proposal 2(c), Mr. Hitzinger’s compensation as a member of the Board is an annual fee of $100,000 and options to purchase 80,000 Ordinary Shares, as further detailed in Proposal 2(c).

Dr. Arkind, as the Company’s Chief Technology Officer, is not eligible for additional compensation as a member of the Board.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

(a)	RESOLVED, that Ehud Levy be elected as a Class I director, to serve until the 2025 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

(b)	RESOLVED, that Dr. Noam Arkind be elected as a Class I director, to serve until the 2025 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

(c)	RESOLVED, that Alexander Hitzinger be elected as a Class I director, to serve until the 2025 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law

Each of the three resolutions above will be voted upon separately at the Meeting.

Votes Required

The approval of each of these three resolutions require the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting virtually or by proxy, and voting on this Proposal 1.

Board Recommendation

The Board recommends a vote “FOR” the election of each of Ehud Levy, Dr. Noam Arkind and Alexander Hitzinger as a Class I director for a term to expire at the 2025 annual general meeting.

PROPOSAL 2.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

(Items 2(a)-2(c) on the proxy card)

Background

Under the Israeli Companies Law, the compensation of directors is generally subject to the approval of the company’s compensation committee, board of directors and shareholders, in that order, and must generally be consistent with the directors and officers’ compensation policy, as approved by the Company’s shareholders pursuant to the Israeli Companies Law (the “Compensation Policy”).

Remuneration Terms of the Company’s Non-Executive Directors

Currently, the Company’s non-executive directors do not receive any remuneration in connection with their service on the Board, other than certain directors who we consider to be industry experts as further detailed below.

The Compensation Committee and the Board recommended to the shareholders a new structure of director remuneration in order to provide proper reward for the time spent by the directors in leading the Company. The proposal includes the following remuneration to the Company’s current and future non-executive directors for their service as Board member as follows (other than Industry Expert Directors, as defined hereinafter):

●	Each Non-Executive director will be eligible to an annual fee of $30,000 plus applicable value added tax.

●	Executive directors will not be eligible for any additional compensation with respect to their membership on the Board.

Remuneration Terms of the Company’s Industry Expert Directors

The Board currently consists of three directors who we consider to be industry experts as follows: Dr. Boaz Schwartz, Thilo Koslowski and Alexander Hitzinger (each, an “Industry Expert Director”). Each of the Industry Expert Directors is eligible to the following remuneration:

●	An annual fee of US$100,000 plus applicable VAT.

●	An equity-based award pursuant to the Company’s 2021 Equity Incentive Plan as follows:

Name of Director	Award granted

Dr. Boaz Schwartz	Options to purchase 81,589 Ordinary Shares with an exercise price of US$ 8.00 per share.

Thilo Koslowski	Options to purchase 80,000 Ordinary Shares with an exercise price of US$ 8.00 per share.

Alexander Hitzinger	Options to purchase 80,000 Ordinary Shares with an exercise price of US$ 6.04 per share.

The options will vest over a period of three years of the vesting commencement date, on a quarterly basis.

●	Reimbursement of travel expenses if required, in an amount of EUR 9,000.

The compensation terms of Dr. Schwartz were approved by the shareholders on August 31, 2021. Each of Mr. Hitzinger’s and Mr. Koslowski’s compensation terms were approved by the Company’s Compensation Committee and Board and are subject to ratification and approval by the shareholders at this Meeting in accordance with Israeli law.

In determining the aforementioned compensation terms of the non-executive directors and the Industry Expert Directors, the Company’s Compensation Committee and Board have considered many considerations, including the Company’s Compensation Policy, the total compensation packages and benchmark data.

The Board believes that the compensation terms set forth above are in the best interests of the Company and align with its shareholders interests.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

(a)	RESOLVED, to approve the compensation terms of the Company’s current and future Non-Executive Directors (who are not Industry Experts Directors) as detailed in the Proxy Statement.

(b)	RESOLVED, to approve the compensation terms of the Company’s Industry Expert Director, Mr. Thilo Koslowski, as detailed in the Proxy Statement.

(c)	RESOLVED, to approve the compensation terms of the Company’s Industry Expert Director, Mr. Alexander Hitzinger, as detailed in the Proxy Statement.

Each of the three resolutions above will be voted upon separately at the Meeting.

Votes Required

The approval of each of these three resolutions require the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting virtual or by proxy and voting on this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the compensation terms for the Company’s current and future non-executive directors, and the Industry Expert Directors.

PROPOSAL 3.

EXECUTIVES COMPENSATION

(Items 3(a)-3(c) on the proxy card)

Background

Under the Israeli Companies Law, terms of office and employment of office holders, are generally subject to the approval of the compensation committee (rather than the audit committee) and the board of directors, and must generally be consistent with the compensation policy. In case of directors or the Chief Executive Officer, a shareholder approval is also required.

Mr. Jacob Marinka, who is also known as Kobi Marenko, has served as the Company’s director and Chief Executive Officer since inception on November 4, 2015. Dr. Noam Arkind has served as the Company’s director and Chief Technology Officer since inception on November 4, 2015.

The Company believes that Mr. Marenko’s involvement in, and deep familiarity with the Company’s business and personnel, as well as his knowledge and experience, equip him to serve as our Chief Executive Officer and a member of the Board.

Under his employment agreement, Mr. Marenko is currently entitled to a monthly base salary of NIS 50,000 (approximately $14,500), as well as to benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations and duties. In addition, Mr. Marenko is eligible to receive an annual cash bonus. On April 30, 2020, Mr. Marenko received an option to purchase 8,326 ordinary shares of the Company at an exercise price of $1.221.

Under his employment agreement, Dr. Arkind is currently entitled to a monthly base salary of NIS 45,000 (approximately $13,051), as well as to benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations and duties. In addition, Dr. Arkind is eligible to receive an annual cash bonus. In April 30, 2020, Dr. Arkind received an option to purchase 7,771 ordinary shares of the Company at an exercise price of $1.221.

Compensation Terms of the Company’s Executives

The Company’s Compensation Committee and Board approved in their meetings held on December 15, 2021, December 16, 2021, May 8, 2021 and May 12, 2021, respectively,  and recommended that our shareholders approve the amended compensation terms for each of Mr. Marenko as the Company’s Chief Executive Officer and Dr. Arkind, as the Company’s Chief Technology Officer. In approving the proposed terms of the Chief Executive Officer and the Chief Technology Officer, the Compensation Committee and the Board considered the factors enumerated in the Company’s Compensation Policy and determined that the terms and conditions of each of the officer’s compensation fully complies with the Company’s Compensation Policy.

The Company’s Compensation Committee and Board have determined that each of Mr. Marenko and Dr. Arkind has the requisite skills, knowledge, expertise, experience and stature to serve at their positions and as members of the Board and believe that it is in the best interest of our shareholders and the Company to approve the proposed remuneration terms to the each of them, appropriately linking his compensation to delivering long-term shareholder value through a combination of growth and profitability and closely aligning his compensation to industry practices. The proposed remuneration terms are intended to incentivize each of our Chief Executive Officer and Chief Technology Officer by closely aligning their personal economic interest with our Company’s performance and share price appreciation.

When discussing the proposed remuneration, the Compensation Committee and the Board each has also considered numerous factors, including the human resource needs of the Company, its strategic goals, seniority level, the consistency of the proposed compensation with the Compensation Policy’s principles and limitations, the skills, background and qualifications of each of Mr. Marenko and Dr. Arkind, and each of their total compensation packages.

The proposed remuneration terms for each of Mr. Marenko and Dr. Arkind are as follows:

Compensation Element		Updated Terms

Monthly base salary:	●	NIS 80,000 (approximately US$23,809), effective as of January 1, 2022

Equity-based award:	●	Options to purchase 300,000 Company’s ordinary shares at an exercise price equal to the average price of the Company’s ordinary shares for the 30 trading days prior to the date of grant was approved by the shareholders, which, if approved at the annual general meeting, would be the date of the meeting. The options vest over a period of four years, vesting commencement date on December 16, 2021 (the date the award was originally approved by the Board), and are subject to the terms of the Company’s 2021 Equity Plan

Special cash bonus:	●	Special cash bonus in connection with the efforts of each of the Chief Executive Officer and Chief Technology Officer in the successful listing of the Company through its merger with Industrial Tech Acquisitions, Inc. in an aggregate amount equals to three (3) monthly base salaries under his proposed remuneration, which is NIS240,000 (approximately US$71,428).

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

(a)	RESOLVED, to approve the employment and remuneration terms, including the monthly base salary, the equity-based award and the special cash bonus, of Mr. Kobi Marenko’s as the Company’s Chief Executive Officer, as set out in the Proxy Statement.

(b)	RESOLVED, to approve the employment and remuneration terms, including the monthly base salary, the equity-based award and the special cash bonus, of Dr. Noam Arkind as the Company’s Chief Technology Officer, as set out in the Proxy Statement.

Each of the two resolutions above will be voted upon separately at the Meeting.

Votes Required

The votes required for the approval of each of Proposals 3(a) and 3(b) is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting. provided however, that with respect to the approval of Proposal 3(a) with respect to the compensation terms of our Chief Executive Officer, that majority shall also include the Compensation Majority.

 Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the compensation terms for the Company’s Executives.

PROPOSAL 4.

APPROVAL OF THE APPOINTMENT THE COMPANY’S INDEPENDENT AUDITORS

(Item 4 on the proxy card)

Background

The Audit Committee and the Board approved, subject to approval of our shareholders the appointment of Somekh Chaikin, member firm of KPMG International, as the independent auditors of the Company for the year ending December 31, 2022, and for such additional period, until the next annual general meeting of shareholders. Somekh Chaikin has been our independent auditor since 2021.

The following table sets forth, for each of the years indicated, the fees paid to Somekh Chaikin:

	Year Ended December 31,
	2021	2020
Audit Fees(1)	$145,000	$250,000
Tax Fees (2)	220,000	--
Total	$365,000	$250,000

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2021 and 2020, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards. Audit fees for 2020 also include services in connection with our F-4 and F-1 filings with the SEC.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions. Tax fees for 2021 also include services in connection with our F-4 and F-1 filings with the SEC.

Proposed Resolution

It is proposed by the Board that the following resolutions be adopted at the Meeting:

RESOLVED, that the appointment of Somekh Chaikin as independent auditors of the Company for the year ending December 31, 2022, be, and hereby is, ratified and approved by the shareholders of the Company, that and the Board is authorized to approve the compensation of such firm.

Votes Required

The approval of each of this resolution requires the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution reappointing the Company’s independent auditors.

AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2021, will be presented. On March 31, 2022, the Company’s Audited Consolidated Financial Statements were included in the Company’s annual report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov, as well as on the Company’s website: www.arberobotics.com. These financial statements are not a part of this Proxy Statement.  This item does not require a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Kobi Marenko
Chief Executive Officer

Yair Shamir
Chairman of the Board

May 24, 2022